Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-211718

Pricing Supplement dated April 19, 2017 to the

Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016 and

Prospectus Dated June 30, 2016

The Toronto-Dominion Bank $4,400,000 Autocallable Fixed Interest Barrier Notes Linked to the Common Stock of Marathon Oil Corporation Due April 25, 2019

The Toronto-Dominion Bank ("TD" or “we”) has offered the Autocallable Fixed Interest Barrier Notes (the “Notes”) linked to the common stock of Marathon Oil Corporation (the “Reference Asset”). The Notes will pay an Interest Payment on each Interest Payment Date (including the Maturity Date) at a rate of 8.00% per annum (the “Fixed Interest Rate”). The Notes will be automatically called if the Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Valuation Date other than the Final Valuation Date. If the Notes are automatically called, on the first following Interest Payment Date (the “Call Payment Date”), we will pay a cash payment per Note equal to their Principal Amount, plus the Interest Payment otherwise due. No further amounts will be owed under the Notes. If the Notes are not automatically called, on the Maturity Date, in addition to the final Interest Payment, we will pay a cash payment, if anything, per Note equal to:

•	If the Final Price is greater than or equal to the Barrier Price, the Principal Amount of $1,000.
•	If the Final Price is less than the Barrier Price, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change

If the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Level is less than the Initial Level, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States. The Notes will not be listed on any securities exchange.

The Notes do not guarantee the return of the Principal Amount and, if the Final Level is less than the Barrier Price, investors may lose up to their entire investment in the Notes.

The Notes have complex features and investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016, (the “product prospectus supplement”) and “Risk Factors” on page 1 of the prospectus dated June 30, 2016 (the “prospectus”).

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on April 24, 2017, against payment in immediately available funds.

Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $964.50 per Note, as discussed further under “Additional Risk Factors — Estimated Value” beginning on page P-7 and “Additional Information Regarding Our Estimated Value of the Notes” on page P-16 of this pricing supplement. The estimated value is less than the public offering price of the Notes.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Note	$1,000.00	$22.50	$977.50
Total	$4,400,000.00	$99,000.00	$4,301,000.00

1Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $977.50 (97.75%) per Note.

2TD Securities (USA) LLC (“TDS”) will purchase the Notes from TD at the public offering price less an underwriting discount of $22.50 (2.25%) per Note for distribution to other registered broker-dealers, or has offered the Notes directly to investors. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-16 of this pricing supplement.

TD SECURITIES (USA) LLC	P-1

Autocallable Fixed Interest Barrier Notes Linked to the Common Stock of Marathon Oil Corporation Due April 25, 2019

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Autocallable Fixed Interest Barrier Notes
Term:	Approximately 2 years, subject to an automatic call
Reference Asset:	The common stock of Marathon Oil Corporation (ticker:MRO)
CUSIP / ISIN	89114QZX9 / US89114QZX95
Agent:	TDS
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount	$1,000 per Note
Pricing Date:	April 19, 2017
Issue Date:	April 24, 2017
Call Feature:	If the Closing Price of the Reference Asset on any Valuation Date other than the Final Valuation Date is greater than or equal to the Initial Price, we will automatically call the Notes and, on the applicable Call Payment Date, will pay you a cash payment equal to the Principal Amount, plus the Interest Payment otherwise due. No further amounts will be owed to you under the Notes.
Call Payment Date:	If the Notes are subject to an automatic call, the Call Payment Date will be the Interest Payment Date immediately following the relevant Valuation Date.
Valuation Dates:	The 19th calendar day of each month from and including May 19, 2017 to and including April 19, 2019 (the “Final Valuation Date”), unless any such date is not a Trading Day, in which case the relevant Valuation Date (or Final Valuation Date) will be the next following Trading Day. If a Market Disruption Event occurs or is continuing on any Valuation Date (including the Final Valuation Date), the Valuation Date will be postponed to the next Trading Day on which no Market Disruption Event occurs or is continuing. In no event, however, will any Valuation Date be postponed by more than ten Trading Days. If the determination of the Closing Price of the Reference Asset for any Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Price of the Reference Asset will be determined. In such an event, the Calculation Agent will estimate the price that would have prevailed in the absence of the Market Disruption Event.

TD SECURITIES (USA) LLC	P-2

Interest Payment Dates:	With respect to each Valuation Date, the third Business Day following the related Valuation Date, subject to postponement as described above under “— Valuation Dates”
Interest Payment:	On each Interest Payment Date, an amount equal to: Principal Amount x Fixed Interest Rate x 1/12
Fixed Interest Rate:	8.00% per annum
Maturity Date:	April 25, 2019, subject to postponement as described above under “— Valuation Dates”
Payment at Maturity (If Not Called):	If the Notes are not automatically called, on the Maturity Date, in addition to the final Interest Payment, we will pay a cash payment, if anything per Note equal to:
•	If the Final Price is greater than or equal to the Barrier Price:

Principal Amount of $1,000.

•	If the Final Price is less than the Barrier Price:

The sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change

If the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Level is less than the Initial Level, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.
Percentage Change:	The Percentage Change is the quotient, expressed as a percentage, of the following formula: Final Price – Initial Price Initial Price
Initial Price:	$15.06, which is the Closing Price of the Reference Asset on the Pricing Date, subject to adjustment as described under “General Terms of the Notes— Anti-Dilution Adjustments” in the product prospectus supplement
Final Price:	The Closing Price of the Reference Asset on the Final Valuation Date
Barrier Price:	$9.036, which is 60.00% of the Initial Price, subject to adjustment as described under “General Terms of the Notes— Anti-Dilution Adjustments” in the product prospectus supplement
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto
U.S. Tax Treatment:	By purchasing a Note, you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to treat each Note, for U.S. federal income tax purposes, as a put option written by you in respect of the Reference Asset and a deposit with us of cash in an amount equal to the Principal Amount of the Note to secure your potential obligation under the put option, allocated as specified below under “Supplemental Discussion of U.S. Federal Income Tax Consequences”. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further herein under “Supplemental Discussion of U.S. Federal Income Tax Consequences” beginning on page P-13 and in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” beginning on page PS-38.
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences,” which applies to the Notes.

TD SECURITIES (USA) LLC	P-3

Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus).

TD SECURITIES (USA) LLC	P-4

Additional Information Concerning Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated June 30, 2016:
https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm
▪	Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

TD SECURITIES (USA) LLC	P-5

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee the return of the Principal Amount and investors may lose up to their entire investment in the Notes. Specifically, if the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Level is less than the Initial Level, and may lose the entire Principal Amount.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.

If your Notes are automatically called, no further payments will be owed to you under the Notes after the applicable Call Payment Date. Therefore, because the Notes could be called as early as the first potential Call Payment Date, the holding period could be limited. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. Furthermore, to the extent you are able to reinvest such proceeds in an investment with a comparable return for a similar level of risk, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new notes.

Your Return on the Notes Will Be Limited to the Interest Payments Paid on the Notes, Regardless of Any Appreciation in the Price of the Reference Asset.

The return on your notes is limited to the Interest Payments, meaning any positive return on the Notes will be composed solely by the sum of the Interest Payments received prior to and on the Maturity Date. Therefore, if the appreciation of the Reference Asset exceeds the sum of the Interest Payments actually paid on the Notes, the return on the Notes will be less than the return would be if you made an investment in the Reference Asset or a security directly linked to the positive performance of the Reference Asset.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to our credit risk. The Notes are our senior unsecured debt obligations. Investors are dependent on our ability to pay all amounts due under the Notes and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

The Interest Payments Are Not Based on the Performance of the Reference Asset and the Payment at Maturity Is Not Based on the Performance of the Reference Asset at Any Time Other Than on the Final Valuation Date.

Interest payments on the Notes are not based on the performance of the Reference Asset. The Payment at Maturity will be based on the Closing Price of the Reference Asset on the Final Valuation Date only. Even if the market price of the Reference Asset appreciates prior to the Final Valuation Date but then drops on that day to a price that is below the Barrier Price, the Payment at Maturity will be significantly less, and may be zero, than it would have been had the Notes been linked to the price of the Reference Asset on a date other than the Final Valuation Date. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the price on the Final Valuation Date, the Payment at Maturity will be based on the price of the Reference Asset solely on the Final Valuation Date.

There Are Single Stock Risks Associated with the Reference Asset.

The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and its issuer (the “Reference Asset Issuer”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Asset Issuer and the Reference Asset for your Notes. For additional information, see "Information Regarding the Reference Asset" in this pricing supplement and the Reference Asset Issuer's SEC filings. We urge you to review financial and other information filed periodically by the Reference Asset Issuer with the SEC.

TD SECURITIES (USA) LLC	P-6

Estimated Value

The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions expected to be paid to the Agent or its affiliates, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market, and at times the internal funding rates we use in calculating the estimated value of your Notes may be lower. As a result of this difference, the estimated value referenced above may be higher than it would have been if it were calculated by reference to the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes is not a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price, at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes, as discussed under “Additional Information Regarding Our Estimated Value of the Notes.” The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TDS and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TDS or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

You Will Have No Rights to Receive Any Shares of the Reference Asset and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of the Reference Asset. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the Reference Asset Issuer, or any other rights with respect to the Reference Asset. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset and received the dividends paid or other distributions made in connection with it. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset.

TD SECURITIES (USA) LLC	P-7

We Do Not Control the Reference Asset Issuer and Are Not Responsible for Any of its Disclosure.

Neither we nor any of our affiliates have the ability to control the actions of the Reference Asset Issuer and have not conducted any independent review or due diligence of any information related to the Reference Asset or Reference Asset Issuer. We are not responsible for the Reference Asset Issuer public disclosure of information on itself or the Reference Asset, whether contained in Securities Exchange Commission filings or otherwise. You should make your own investigation into the Reference Asset Issuer.

Our Business Activities May Create Conflicts of Interest.

We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Asset Issuer, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes and the Payment at Maturity.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the Payment at Maturity on the Notes. We will serve as the Calculation Agent but may appoint a different Calculation Agent after the original Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred, and make certain adjustments to the Reference Asset if certain events occur. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the product prospectus supplement.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Price and Barrier Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in “General Terms of the Notes—Anti-Dilution Adjustments” in the product prospectus supplement. The Calculation Agent will not be required to make an adjustment for every corporate event that may affect the Reference Asset. For example, the Calculation Agent will not make any adjustments for events such as an offering by the issuer, a tender or exchange offer for the issuer’s shares at a premium to its then-current market price by that issuer or a tender or exchange offer for less than all outstanding shares of that issuer by a third party. Those events or other actions by the issuer or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement, and the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. You should consult your tax advisor about your tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences.” If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

TD SECURITIES (USA) LLC	P-8

Anti-Dilution Adjustments

The section “General Terms of the Notes—Anti-Dilution Adjustments—Transferable Rights and Warrants” in the product prospectus supplement is replaced in its entirety with the following:

Transferable Rights and Warrants

If the Reference Asset Issuer issues transferable rights or warrants to all holders of the Reference Asset to subscribe for or purchase the Reference Asset at an exercise price per share that is less than the Closing Price of the Reference Asset on the Trading Day before the ex-dividend date for such issuance, then the Calculation Agent may adjust the Initial Price, Barrier Price and/or Final Price, as applicable, of the Reference Asset, or any other terms of the Notes as the Calculation Agent determines appropriate with reference to any adjustment(s) to options contracts on the affected Reference Asset in respect of such issuance of transferable rights or warrants made by the Options Clearing Corporation, or any other equity derivatives clearing organization or exchange to account for the economic effect of such issuance.

TD SECURITIES (USA) LLC	P-9

Hypothetical Returns

The examples set out below are included for illustration purposes only and are hypothetical examples only; amounts below may have been rounded for ease of analysis. The Closing Prices and Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a hypothetical Initial Price of $15.00, a hypothetical Barrier Price of $9.00 (60% of the hypothetical Initial Price), a hypothetical monthly Interest Payment of $5.00 per Note (reflecting a hypothetical Fixed Interest Rate of 6.00% per annum), that a holder purchased Notes with a Principal Amount of $1,000 and that no Market Disruption Event occurs on the Final Valuation Date. The actual terms of the Notes are set forth on the cover hereof.

Example 1 —	The Notes Are Automatically Called Prior to the Final Valuation Date.

Valuation Date	Closing Price	Payment (per Note)
First	$20 (greater than the Initial Price)	$1,000 (Payment on Call Payment Date) + $5.00 (Interest Payment)
$1,005.00 (total payment upon Automatic Call)

If on the first Valuation Date, the Closing Price is greater than or equal to the Initial Price, then the Notes will be automatically called and, on the Call Payment Date, we will pay you a cash payment equal to $1,005.00 per Note, reflecting the Principal Amount plus the applicable Interest Payment, for a return of 0.50% per Note. No further amounts will be owed under the Notes.

Example 2 —	The Notes Are Not Automatically Called and the Final Price is Greater Than the Barrier Price.

Valuation Date	Closing Price	Payment (per Note)
First through Twenty-Third	Various (less than the Initial Price)	$115.00 (Interest Payments)
Final Valuation Date	$11 (greater than Barrier Price)	$1,000 (Payment at Maturity) + $5.00 (Interest Payment)
$1,005.00 (total payment on Maturity Date)

If the Closing Price of the Reference Asset on the first through 23rd Valuation Dates is less than the Initial Price, the Notes will not be called. If on the Final Valuation Date, the Final Price is greater than or equal to the Barrier Price, then, on the maturity date, we will pay you a cash payment equal to $1,005.00 per Note, reflecting the Principal Amount plus the applicable Interest Payment. When added to the Interest Payments of $115.00 paid in respect of the prior Interest Payment Dates, the Bank will have paid you a total of $1,120.00 per Note, a return of 12.00% per Note.

Example 3 —	The Notes Are Not Automatically Called and the Final Price is Less Than the Barrier Price.

Valuation Date	Closing Price	Payment (per Note)
First through Twenty-Third	Various (less than the Initial Price)	$115.00 (Interest Payments)
Final Valuation Date	$7.50 (less than Barrier Price)	$1,000 + ($1,000 x Percentage Change) =$1,000 + ($1,000 x -50.00%) = $500.00 (Payment at Maturity) + $5.00 (Interest Payment) $505.00 (Total Payment on Maturity Date)

If the Closing Price of the Reference Asset on each of the first through 23rd Valuation Dates is less than the Initial Price, the Notes will not be called. If on the Final Valuation Date, the Final Price is less than the Barrier Price, the Bank will pay you at maturity the Principal Amount plus the product of the Principal Amount and Percentage Change plus the applicable Interest Payment, equaling $505.00 per Note. When added to the Interest Payments of $115.00 paid in respect of the prior Interest Payment Dates, the Bank will have paid you a total of $620.00 per Note, a loss of 38.00% per Note.

TD SECURITIES (USA) LLC	P-10

Information Regarding the Reference Asset

The Reference Asset is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We have not independently verified the accuracy or completeness of reports filed by the Reference Asset Issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding the Reference Asset Issuer from publicly available information, including its filings with the SEC and obtained the historical performance of the Reference Asset from Bloomberg Professional® service. We have not conducted any independent review or due diligence about any such information. You are urged to conduct your own investigation into the Reference Asset and the Reference Asset Issuer.

Marathon Oil Corporation

According to publicly available information, Marathon Oil Corporation (“Marathon”) is an energy company engaged in the exploration, production and marketing of liquid hydrocarbons and natural gas, and the production and marketing of products manufactured from natural gas and oil sands mining with operations in the North America, Europe, Africa and the Middle East. Marathon has three reportable operating segments: North America E&P (“N.A. E&P”), International E&P (“Int’l E&P”) and Oil Sands Mining (“OSM”). N.A. E&P explores for, produces and markets crude oil and condensate, NGLs and natural gas in North America. Int’l E&P explores for, produces and markets crude oil and condensate, NGLs and natural gas outside of North America and produces and markets products manufactured from natural gas, such as Liquefied Natural Gas and methanol, in Equatorial Guinea. OSM mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil. On June 20, 2016, Marathon announced the signing of a definitive purchase and sale agreement to acquire PayRock Energy. Information filed by Marathon with the SEC under the Exchange Act can be located by reference to its SEC file number 001-05153, or its CIK Code: 0000101778. Marathon’s website is http://www.marathonoil.com. Marathon’s common stock is listed on the New York Stock Exchange under the ticker symbol “MRO.”

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Prices of this Reference Asset for each quarter in the period from January 3, 2007 through April 19, 2017. On April 19, 2017, the Closing Price of this Reference asset was $15.06. The historical performance of a Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of any Reference Asset on any Valuation Date (including the Final Valuation Date).

Quarter Ending	Quarter High	Quarter Low	Quarter Close	Quarter Ending	Quarter High	Quarter Low	Quarter Close
March 30, 2007	$31.13	$25.32	$30.00	June 29, 2012	$32.23	$23.32	$25.57
June 29, 2007	$40.22	$30.29	$36.40	September 28, 2012	$31.09	$24.09	$29.57
September 28, 2007	$39.48	$29.89	$34.61	December 31, 2012	$31.93	$29.30	$30.66
December 31, 2007	$38.00	$32.38	$36.95	March 28, 2013	$35.71	$31.59	$33.72
March 31, 2008	$37.56	$27.46	$27.68	June 28, 2013	$36.38	$29.85	$34.58
June 30, 2008	$33.42	$27.27	$31.49	September 30, 2013	$37.83	$32.61	$34.88
September 30, 2008	$32.04	$22.75	$24.20	December 31, 2013	$37.93	$34.06	$35.30
December 31, 2008	$23.56	$11.89	$16.61	March 31, 2014	$35.52	$31.81	$35.52
March 31, 2009	$18.13	$12.70	$15.96	June 30, 2014	$40.16	$34.90	$39.92
June 30, 2009	$20.28	$16.44	$18.29	September 30, 2014	$41.69	$37.59	$37.59
September 30, 2009	$20.57	$17.02	$19.37	December 31, 2014	$37.13	$24.80	$28.29
December 31, 2009	$21.41	$18.50	$18.95	March 31, 2015	$29.63	$25.47	$26.11
March 31, 2010	$19.94	$17.02	$19.21	June 30, 2015	$31.19	$25.92	$26.54
June 30, 2010	$20.71	$18.33	$18.87	September 30, 2015	$25.79	$14.04	$15.40
September 30, 2010	$21.24	$18.34	$20.09	December 31, 2015	$20.18	$12.38	$12.59
December 31, 2010	$22.48	$20.08	$22.48	March 31, 2016	$12.82	$6.73	$11.14
March 31, 2011	$32.36	$22.67	$32.36	June 30, 2016	$15.27	$10.53	$15.01
June 30, 2011	$32.88	$29.78	$31.98	September 30, 2016	$16.80	$12.90	$15.81
September 30, 2011	$34.07	$21.58	$21.58	December 30, 2016	$18.80	$12.78	$17.31
December 30, 2011	$29.34	$20.27	$29.27	March 31, 2017	$18.18	$14.61	$15.80
March 30, 2012	$35.06	$30.47	$31.70	April 19, 2017*	$16.60	$15.06	$15.06

*This pricing supplement includes information for the second quarter of 2017 for the period from April 3, 2017 through April 19, 2017. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TD SECURITIES (USA) LLC	P-11

The graph below illustrates the performance of this Reference Asset from January 3, 2007 to April 19, 2017. The dotted line represents the Barrier Price of $9.063, equal to 60% of the Initial Price of $15.06, which was the Closing Price of the Reference Asset on April 19, 2017.

Marathon Oil Corporation (MRO)
Closing Price
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17

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Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of the U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. and Canada of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes (and of having agreed to the required tax treatment of your Notes described below) and as to the application of state, local or other tax (including non-U.S. tax) laws to your investment in your Notes and the possible effects of changes in federal or other tax laws.

This discussion, other than the section entitled “Non-U.S. Holders” below, is applicable to you only if you are a U.S. holder.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize each Note as consisting of two components for U.S. federal income tax purposes: (1) a non-contingent debt instrument (the “Debt Component”); and (2) a put option contract in respect of the Reference Asset (the “Put Option Component”). In accordance with this treatment, you agree to treat each Fixed Interest Payment as consisting of (1) interest on the Debt Component and (2) put option premium on the Put Option Component as follows:

Fixed Interest Rate	Interest on Debt Component	Put Option Component
8.00% per annum	1.50%	6.50%

We intend to treat the Debt Component as having a term greater than one year, so that interest payments in respect of the Debt Component would be includable in income by you in accordance with your regular method of accounting for interest for U.S. federal income purposes. If, however, the Debt Component were treated as having a term of one year or less, amounts treated as interest on the Debt Component would be subject to the general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers who do not elect to accrue interest currently would include interest into income upon receipt of such interest.

Put option premium payments in respect of the Put Option Component would generally not be taxed until a sale, automatic call or maturity of the Notes. At maturity, such payments would be taxed as a short-term capital gain.

If the Notes are automatically called prior to the Maturity Date, you generally should not recognize gain or loss with respect to the Debt Component, and you generally should recognize the total put option premium received as short-term capital gain on the applicable Call Payment Date.

Upon a sale of the Notes for cash, you should allocate the cash received between the Debt Component and the Put Option Component on the basis of their respective values on the date of sale. You should generally recognize gain or loss with respect to the Debt Component in an amount equal to the difference between the amount of the sale proceeds allocable to the Debt Component (less accrued and unpaid interest, which will be taxable as such) and your adjusted tax basis in the Debt Component (which generally will equal your purchase price for the Note). This gain or loss should be capital gain or loss and should be long-term capital gain or loss if you are treated as having held the Debt Component for more than one year at the time of sale. If the Put Option Component has a positive value on the date of sale, you should generally recognize short-term capital gain equal to the portion of the sale proceeds allocable to the Put Option Component plus any previously received put option premium. If the Put Option Component has a negative value on the date of sale, you should generally be treated as having paid the buyer an amount equal to the negative value in order to assume your rights and obligations under the Put Option Component. In that case, you should recognize a short-term capital gain or loss in an amount equal to the difference between the total put option premium previously received and the amount of the payment deemed made by you with respect to the buyer’s assumption of the Put Option Component. The amount of the deemed payment will be added to the sale price allocated to the Debt Component in determining the gain or loss in respect of the Debt Component. The deductibility of capital losses by U.S. holders is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further herein.

Possible Change in Law. The Internal Revenue Service (“IRS”) released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of

TD SECURITIES (USA) LLC	P-13

the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments.

Furthermore, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2017, is $12,500). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. If you are a non-U.S. holder, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain from the sale, exchange, automatic call, redemption or maturity of the Notes generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange, automatic call, redemption or maturity and certain other conditions are satisfied.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017.

Based on our determination that the Notes are not “delta-one” with respect to the Reference Asset, our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Reference Asset or the Notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Reference Asset or the Notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its Notes in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (and/or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

TD SECURITIES (USA) LLC	P-14

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

TD SECURITIES (USA) LLC	P-15

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or has offered the Notes directly to investors. TDS or other registered broker-dealers have offered the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $977.50 (97.75%) per Note. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS, another of our affiliates or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS, another of our affiliates or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. If a purchaser buys the Notes from us, TDS, another of our affiliates or third parties, this pricing supplement is being used in a market-making transaction unless we, TDS, another of our affiliates or third parties informs such purchaser otherwise in the confirmation of sale.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes are determined on the Pricing Date, based on prevailing market conditions on the Pricing Date, and are set forth in this pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value of the Notes is based on our internal funding rates. As a result of this difference, the estimated value may be higher than it would have been if it were calculated by reference to the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes is less than the public offering price of the Notes. The difference between the public offering price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Additional Risk Factors” beginning on page P-6 of this pricing supplement.

TD SECURITIES (USA) LLC	P-16

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.

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